Exhibit 7
U.S. Bank National Association
Statement of Financial Condition
As of 6/30/2013

($000’s)

6/30/2013
Assets
Cash and Balances Due From Depository Institutions	$ 6,618,511
Securities	74,478,321
Federal Funds	79,268
Loans & Lease Financing Receivables	226,554,158
Fixed Assets	4,958,016
Intangible Assets	13,125,133
Other Assets	23,519,520
Total Assets	$349,332,927

Liabilities
Deposits	$260,085,043
Fed Funds	2,946,249
Treasury Demand Notes	0
Trading Liabilities	639,343
Other Borrowed Money	27,488,313
Acceptances	0
Subordinated Notes and Debentures	4,836,320
Other Liabilities	13,040,945
Total Liabilities	$309,036,213

Equity
Common and Preferred Stock
Surplus	14,216,132
Undivided Profits	24,513,966
Minority Interest in Subsidiaries	$1,548,416
Total Equity Capital	$40,296,714

Total Liabilities and Equity Capital	$349,332,927

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